EXHIBIT 21.1

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. SUBSIDIARIES

Company Name	State or Other Jurisdiction of Incorporation / Organization

Arrendadora KCSM, S.A. de C.V.	Mexico

KCSM Holdings LLC	Delaware

Highstar Harbor Holdings Mexico, S. de R.L. de C.V	Mexico